IVY FUNDS

6300 LAMAR AVENUE

P.O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

February 18, 2014

Ms. Mary A. Cole, Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Ivy Managed European/Pacific Fund

Ivy Managed International Opportunities Fund

Registration Statement on Form N-14/A

File No. 333-193433

Dear Ms. Cole:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Ivy Funds hereby requests acceleration of the effective date of Pre-Effective Amendment No. 1 to the above-captioned Registration Statement filed on February 18, 2014, so that it will become effective on February 20, 2014, or as soon thereafter as practicable.

Very Truly Yours,

/s/ Mara D. Herrington
Mara D. Herrington
Secretary